INCEPTION MINING INC.

5330 South 900 East, Suite 280

Murray, Utah 84117

October 27, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re:	Inception Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed May 3, 2016
File No. 000-55219

Dear Mr. Reynolds and Mr. Coleman:

We have received your letter dated October 17, 2016 regarding the Company’s Annual Report on Form 10-K and are preparing a response to your comments. We respectfully request for an extension to respond to your comment letter. We are confident we can respond within ten additional business days. Please feel free to contact our legal counsel, Callie Jones, at (801) 303-5721 with any questions or concerns.

Sincerely,

Inception Mining Inc.

/s/ Michael Ahlin
Chief Executive Officer